SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 23, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes       No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes       No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No X
Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THE GRANTING OF RIGHTS TO
ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES TO DIRECTORS AND COMPANY
SECRETARIAL PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE
ANGLOGOLD SHARE INCENTIVE SCHEME.

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold” or "the Company")
ISIN: ZAE000043485 JSE Share code: ANG
GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL
OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.
Date of notification : 23 March 2007
Date of grant : 16 March 2007
Service date : 1 January 2007
Strike price : NIL cost to participant
Vesting date :
On 29 April 2005, shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of awards, in full, three years from date of service, provided that the participant is still in the employ of the company at the date of vesting. Awards granted in terms of the long-term incentive plan vests three years after date of service, to the extent that the performance conditions, under which the awards were granted, are met. Any awards not exercised by
1 January 2017 will lapse.
Class of security : Awards to acquire ordinary shares
Type of interest : Direct beneficial
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.
Name
Designation
Bonus Share Plan
Long-Term Incentive
Plan
Godsell : RM Director 7,453 25,087
Carvalho Silva : R Director 3,618 12,188
Nicolau : NF Director 3,618 12,188
Venkatakrishnan : S Director 3,618 12,188
Simelane : YZ Managing Secretary 1,199 4,873
Eatwell : L Company Secretary 373 1,409
Total awards granted to directors and company
secretarial personnel
19,879 67,933
The awards granted above form part of a total award
grant of
295,385 313,835
Number of participants 1,358 84
Market value per award at date of grant R322.00 R322.00
Johannesburg
23 March 2007
JSE Sponsor : UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 23, 2007
By:
/s/ L Eatwell
Name:  L Eatwell
Title:
Company Secretary